UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dominion Homes, Inc.

(Name of Issuer)

Common Stock, Without par value

(Title of Class of Securities)

257386 10 2

(CUSIP Number)

Keith Mosley

c/o Sagebrush Enterprises, Inc.

4730 S. Fort Apache Rd., Suite 300

Las Vegas, NV 89147

(702) 873-5338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). James Michael Rhodes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 311,883
9. Sole Dispositive Power 306,883
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.66%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Glynda Ann Rhodes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 311,883
9. Sole Dispositive Power 5,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,883
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.66%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D filed on April 12, 2007 (the “Statement”), as previously amended by Amendment No. 1 filed on September 28, 2007 and Amendment No. 2 filed on October 17, 2007, which relates to the common stock, without par value (the “Shares”), of Dominion Homes, Inc., an Ohio corporation (the “Issuer” or the “Company”). The Amendment is being filed to report a change in beneficial ownership in excess of 1% of the total amount of Shares outstanding. All items or responses not described herein remain as previously reported in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

As of the date of this Amendment, James M. Rhodes has purchased in the open market an aggregate of 306,883 Shares for a total consideration of (excluding brokerage commissions) $2,528,905.74 derived from personal funds.

As of the date of this Amendment, Glynda Rhodes has purchased in the open market an aggregate of 5,000 Shares for a total consideration of (excluding brokerage commissions) $24,165.00 derived from personal funds.

All transactions in the Shares effected by the Reporting Persons in the past 60 days, including the number of shares of common stock purchased (or sold), the date of purchase (or sale), the price per Common Share (or unit) and how the transactions were effected, are described in Item 5(c).

* Total consideration of $2,528,905.74 computed by subtracting total amount received upon sale of Shares from total amount expended for purchase of Shares.

Item 5. Interest in Securities of Issuer

Item 5 of the Initial Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) As of the date of this Amendment, the Reporting Persons beneficially owned in the aggregate 311,883 Shares, constituting 3.66% of the outstanding Shares. The percentage of Shares owned is based upon 8,517,182 Shares outstanding as of November 9, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover page in items 7 through 10. James and Glynda Rhodes have orally agreed to vote the Shares together on matters relating to the Issuer, but have each maintained the sole power to dispose of the Shares held by each such Reporting Person if and when such Reporting Person chooses to do.

(c) There have been no reportable transactions effected with respect to the Shares during the last 60 days by the Reporting Persons except for the disposition of beneficial ownership of the Shares being reported on this Amendment, as follows:

James M. Rhodes:

Transaction Date	Settlement Date	Shares*	Price	How Transaction Effected
9/19/07	9/24/07	(25,150)	3.10	Open market through trading account
9/21/07	9/26/07	(20,000)	2.92	Open market through trading account
9/25/07	9/28/07	(50)	2.96	Open market through trading account
9/26/07	10/1/07	(42,169)	2.21	Open market through trading account
9/27/07	10/2/07	(11,828)	2.25	Open market through trading account
10/01/07	10/04/07	(1000)	2.18	Open market through trading account
10/02/07	10/05/07	(3361)	2.21	Open market through trading account
10/03/07	10/09/07	(5345)	2.29	Open market through trading account
10/04/07	10/10/07	(2160)	2.21	Open market through trading account
10/05/07	10/11/07	(17400)	2.15	Open market through trading account
10/08/07	10/11/07	(4290)	2.11	Open market through trading account
10/09/07	10/12/07	(6700)	2.00	Open market through trading account
10/10/07	10/15/07	(11549)	2.00	Open market through trading account
10/11/07	10/16/07	(2300)	2.01	Open market through trading account
10/12/07	10/17/07	(12100)	1.83	Open market through trading account
10/15/07	10/18/07	(12900)	1.71	Open market through trading account
10/16/07	10/19/07	(1400)	1.75	Open market through trading account
10/22/07	10/25/07	(3550)	1.90	Open market through trading account
10/23/07	10/26/07	(6800)	1.81	Open market through trading account
10/26/07	10/31/07	(3800)	1.71	Open market through trading account
10/29/07	11/1/07	(4570)	1.63	Open market through trading account
10/30/07	11/2/07	(10000)	1.60	Open market through trading account
10/31/07	11/5/07	(15387)	1.61	Open market through trading account
11/1/07	11/6/07	(11000)	1.51	Open market through trading account
11/2/07	11/7/07	(1082)	1.50	Open market through trading account
11/5/07	11/8/07	(4474)	1.40	Open market through trading account
11/6/07	11/9/07	(6152)	1.34	Open market through trading account
11/6/07	11/9/07	(2000)	1.25	Open market through trading account
11/6/07	11/9/07	(700)	1.25	Open market through trading account
11/6/07	11/9/07	(500)	1.23	Open market through trading account
11/6/07	11/9/07	(2800)	1.24	Open market through trading account
11/6/07	11/9/07	(2200)	1.25	Open market through trading account
11/7/07	11/13/07	(1000)	1.40	Open market through trading account
11/7/07	11/13/07	(5000)	1.35	Open market through trading account
11/8/07	11/14/07	(17600)	1.31	Open market through trading account
11/8/07	11/14/07	(1000)	1.30	Open market through trading account
11/9/07	11/15/07	(70000)	1.25	Open market through trading account
11/9/07	11/15/07	(10000)	1.16	Open market through trading account

*	All reportable transactions during the last 60 days have been sales of Shares. There have been no purchases of Shares.

Glynda Rhodes:

Transaction Date	Settlement Date	Shares	Price	How Transaction Effected

None.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares on November 6, 2007. The percentage of Shares owned is based upon 8,517,182 Shares outstanding as of November 9, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: November 13, 2007

By:	/s/ James M. Rhodes
James M. Rhodes

By:	/s/ Glynda A. Rhodes
Glynda A. Rhodes